Exhibit 99.1

Regulatory release

Three and nine month period ended September 30, 2013

Unaudited Condensed Interim Financial Report

On October 31, 2013, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and nine month period ended September 30, 2013 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

Contact – Investor
Relations
International:		+31 70 377 4540
North America:		+1 713 241 1042

Contact – Media
International:	Shell Media Contact	+44 (0) 207 934 5550
USA:	Shell Media Contact	+1 713 241 4544

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	4